UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 21 October 2019, London UK

GSK agrees to divest rabies and tick-borne encephalitis vaccines to Bavarian Nordic

GSK to receive upfront payment of approximately EUR301 million (£259m) and milestone payments for a total consideration of up to EUR955 million (£822m)

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the divestment of travel vaccines Rabipur (tradename Rabavert in the US) for the prevention of rabies, and Encepur for the prevention of tick-borne encephalitis, to Bavarian Nordic.

The decision to divest these brands, acquired from Novartis in 2015 as part of the acquisition of its vaccines business, supports GSK's strategic intent to increase focus and reinvest in growth assets, innovation and a simplified supply chain in its vaccines business.

Roger Connor, President, Global Vaccines at GSK, said: "This agreement with Bavarian Nordic will enable us to commit greater resources to our key growth assets and to our R&D pipeline, while also ensuring the continued supply of these important and successful vaccines."

GSK will receive an upfront payment of approximately EUR301 million (£259m) and will also receive milestone payments of EUR495 million and additional proceeds from the sale of inventory over the course of the supply arrangements for a total consideration of up to EUR 955m.  The value of inventory at the anticipated closing date is estimated to be EUR 159 million.  EUR 25m (£22m) of the total consideration is conditional upon future sales performance of the two vaccines.   Milestones are payable upon successful technology transfer, marketing authorisation transfers and the fulfilment of GSK's supply commitments until Bavarian Nordic obtains regulatory approval to manufacture the vaccines.

To ensure supply continuity both vaccines will continue to be manufactured primarily at GSK's Marburg site in Germany until full production is transferred to Bavarian Nordic.  The staged technology transfer is expected to commence in Q1 2020 with completion anticipated within 5 years.

No employees or manufacturing facilities are being transferred as part of this transaction. The transaction is expected to close by the end of 2019 and is conditional upon anti-trust approval as well as approval of Bavarian Nordic's rights issue by its shareholders.

About Rabipur (Tradename Rabavert in US and Canada)
Rabipur is a well-established life-saving vaccine (rabies virus causes acute invariable fatal disease) with 30 years of market experience supported by extensive clinical and safety evidence and WHO pre-qualification.  It is indicated both in persons bitten by suspect animals (PEP[1]) and non-immune subjects at risk of rabies (PrEP[2]).

About Encepur
Encepur is indicated for active immunization of high-risk populations against tick-borne encephalitis (TBE). It has unique dosing flexibility supported by proven efficacy and long-term persistence data.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

About Bavarian Nordic
Bavarian Nordic is a Denmark-based, fully-integrated biotechnology company specializing in the research, development and manufacture of active cancer immunotherapies and vaccines for infectious diseases.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese		(Philadelphia)
	Mary Rhyne	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

[1] Post-Exposure Prophylaxis, i.e., after known or possible exposure to rabies virus
[2] Pre-exposure Prophylaxis, i.e., administered before possible exposure to rabies virus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 21, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc